NEWS RELEASE

PERPETUAL ENERGY INC. CONFIRMS JULY 2011 DIVIDEND

Calgary, AB – July 14, 2011 - (TSX:PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) announces that its dividend to be paid on August 15, 2011 for shareholders of record on July 29, 2011, will be $0.015 per share. The ex-dividend date is July 27, 2011. The July 2011 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.489 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Gas Price Management

Perpetual is an active manager of its commodity gas price risk.  Perpetual closely monitors the market drivers with respect to natural gas and crude oil prices and will continue to proactively manage the Corporation’s forward price exposure. The current mark-to-market value of Perpetual’s net open hedging transactions is approximately $2.8 million.

Perpetual’s financial and physical natural gas forward sales arrangements at June 16, 2011 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (1) (GJ/d)	% of 2011E Volume(3)	Price ($/GJ)	Futures Market (2) ($/GJ)	Term
Financial	45,000	24	4.05	3.45	July 2011 – October 2011
Period Total	45,000	24	4.05	3.45	July 2011 – October 2011

(1)

Additional “call” option contracts outstanding are as presented in Perpetual’s management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2011.

(2)

Futures price reflects forward market prices as at July 14, 2011.

(3)

Calculated using 2011 estimated production of 187,000 GJe/d, including actual and gas over bitumen deemed production.

Forward Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations and including the information contained under the heading “Gas Price Management” above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding future dividends. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Corporation’s MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Corporation’s MD&A.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual is a natural gas-focused Canadian Corporation. Perpetual’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT” and “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”, respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Perpetual Energy Inc. Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Claire Gall Investor Relations